FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March _, 2003

Commission File Number 0-29546

America Mineral Fields Inc.

(Translation of registrant’s name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Consolidated Financial Statements

(Expressed in United States dollars)

AMERICA MINERAL FIELDS INC.

Three months ended January 31, 2003 and 2002

(Unaudited - Prepared by Management)

AMERICA MINERAL FIELDS INC.
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

	January 31, 2003	October 31, 2002

Assets
Current assets:
Cash and cash equivalents	$1,043,509	$2,065,220
Amounts receivable and prepaid expenses	175,721	199,883

	1,219,230	2,265,103

Property, plant and equipment, net of amortization	39,313	45,563

Mineral properties (note 3)	1,015,326	599,426

Mineral property evaluation costs (note 4)	4,286,778	4,269,478

	$6,560,647	$7,179,570

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$164,626	$317,280

Shareholders’ equity:
Share capital	39,243,378	39,243,378
Contributed surplus (note 5)	5,699	-
Deficit	(32,853,056)	(32,381,088)

	6,396,021	6,862,290

	$6,560,647	$7,179,570

Subsequent event (note 3(a))

See accompanying notes to consolidated financial statements

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2003 and 2002

	2003	2002

Administration costs:
Amortization	$6,163	$8,410
Bank charges and interest	2,519	1,337
Investor relations	44,220	10,214
Office and administration	72,194	64,016
Professional fees	118,196	75,397
Regulatory authorities filing fees	5,081	3,164
Salaries and wages	209,706	189,964
Stock-based compensation (note 5)	5,699	—
Transfer agent	1,439	503
Travel and accommodation	12,759	22,773

	477,976	375,778

Other items:
Interest income	(1,980)	(11,057)
Other income	—	(20,000)
Write-down of amounts receivable	—	3,852
Mineral property evaluation costs	12,305	8,111
Foreign exchange gain	(16,333)	(7,566)

	(6,008)	(26,660)

Loss for the period	(471,968)	(349,118)

Deficit, beginning of period	(32,381,088)	(28,848,014)

Deficit, end of period	$(32,853,056)	$(29,197,132)

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	32,119,738	32,119,738

See accompanying notes to consolidated financial statements

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2003 and 2002

	2003	2002

Cash provided by (used in):

Operations:
Loss for the period	$(471,968)	$(349,118)
Items not involving cash:
Amortization	6,163	8,410
Stock-based compensation	5,699	—
Write-down of amounts receivable	—	3,852

	(460,106)	(336,856)
Changes in non-cash operating working capital:
Decrease in amounts receivable and prepaid expenses	24,162	96,284
Decrease in accounts payable and accrued liabilities	(152,654)	(103,518)

	(588,598)	(344,090)

Investments:
Purchase of property, plant and equipment	(3,415)	(2,315)
Proceeds on sale of Chapada mineral properties	—	6,000
Expenditures on mineral properties	(412,810)	(346,836)
Expenditures on mineral property evaluation costs	(16,888)	(53,503)

	(433,113)	(396,654)

Decrease in cash	(1,021,711)	(740,744)

Cash, beginning of period	2,065,220	5,430,878

Cash, end of period	$1,043,509	$4,690,134

Cash is defined as cash and cash equivalents.

Supplementary disclosure:
Interest received, net	$1,980	$11,057

See accompanying notes to consolidated financial statements

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited – Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2003 and 2002

1.	Significant accounting policies:

These consolidated financial statements of America Mineral Fields Inc. (the “Company”) do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company’s annual audited consolidated financial statements as at and for the year ended October 31, 2002, except as disclosed in note 2.

2.	Stock-based compensation:

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively (see note 5).

No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company expenses all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after November 1, 2002, using the fair value method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited – Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2003 and 2002

3.	Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

2002	DRC Kolwezi	Angola	Zambia Solwezi	Total

Deferred, October 31, 2002	$8,196,687	$402,738	$1	$8,599,426
Less gain on contribution to joint venture	(8,000,000)	—	—	(8,000,000)

	196,687	402,738	1	599,426

Consulting	73,115	—	—	73,115
Engineering	20,310	—	—	20,310
Geology	-	23,573	—	23,573
Interest received	(2,715)	—	—	(2,715)
Legal	43,524	46,002	—	89,526
Project office and accounting	49,514	30,225	—	79,739
Salaries	79,758	9,853	—	89,611
Travel	16,561	26,180	—	42,741

	280,067	135,833	—	415,900

Balance, January 31, 2003	$476,754	$538,571	$1	$1,015,326

(a)	Kolwezi

Subsequent to January 31, 2003, the Company agreed heads of terms with the International Finance Corporation (“IFC”) and the Industrial Development Corporation of South Africa Limited (“IDC”). This agreement (“Agreement”) provides a framework for the participation of these international financial institutions in the Kolwezi Project. Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. Pursuant to the Agreement, the Company has granted each of the IFC and the IDC a warrant to purchase up to 2.5% (on a fully diluted basis) of the common shares of the Company at a price of CDN$0.75 per share. The warrants have a term of five years and are exercisable after one year.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited – Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2003 and 2002

4.	Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo – Kipushi evaluation costs:

			Amount

	Balance, October 31, 2002		$4,269,478

	Legal		1,001
	Project office and accounting		2,993
	Salaries		12,448
	Travel		858

			17,300

	Balance, January 31, 2003		$4,286,778

5.	Share capital:

		Number of shares	Amount

	Balance, October 31, 2002 and January 31, 2003	32,132,816	$39,243,378

During the quarter ended January 31, 2003, 100,000 share purchase options exercisable at CDN$1.35 per share expired and were cancelled. Also during the quarter, the Company granted 25,000 options exercisable at CDN$0.60 per share, and 36,000 options exercisable at CDN$0.75 per share.

For 36,000 options granted to non-employees, the Company has recorded an expense of $5,699, calculated based on the fair value method at the date of grant. No compensation cost has been recognized on 25,000 stock options granted to employees during the quarter. However, if the fair value method of accounting had been applied to employee stock options granted since November 1, 2002, the pro forma effect to loss and basic and diluted loss per share would be as follows:

Three months ended January 31, 2003:
Loss, as reported	$471,968
Loss, pro forma	479,893

Basic and diluted loss per share, as reported	$0.01
Basic and diluted loss per share, pro forma	0.01

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited – Prepared by Management)
(Expressed in United States dollars)

Three months ended January 31, 2003 and 2002

5.	Share capital (continued):

The fair value of each option grant has been calculated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 3.5 years, volatility of 271%, no dividend yield, and a risk free interest rate of 4.02%.

6.	Segmented information:

The Company’s operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

Property, plant and equipment, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

	January 31, 2003	October 31, 2002

Capital assets by geographic area:
Democratic Republic of Congo	$4,780,720	$4,487,472
Angola	538,571	402,738
Zambia	1	1
United Kingdom	22,125	24,256

	$5,341,417	$4,914,467

AMERICA MINERAL FIELDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company for the three month periods ended January 31, 2003 and 2002 and related notes (the “Consolidated Financial Statements”). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2002 Annual Report, which should also be referred to for additional information.Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars.

Results of Operations

The Company incurred a net loss for the three months ended January 31, 2003 of $471,968, or $0.01 per share, compared to a net loss of $349,118, or $0.01 per share, in the three months ended January 31, 2002.

The results for the three months ended January 31, 2003 reflect the following factors:

•	Administration expenses have increased compared to the first quarter ended January 31, 2002 due principally to increased levels of investor relations costs, professional fees, and salaries and wages. These increases have been partially offset by a reduction in travel and accommodation costs.

•	Investor relations costs were higher in the quarter ended January 31, 2003 because the Company engaged an investor relations consultant subsequent to the first quarter of 2002. In addition, the Company devoted considerably more resources to investor relations during the first quarter of 2003 in preparation for raising financing. This planned fundraising was also the principal reason for the higher level of professional fees in the first quarter of 2003 than in the corresponding period of 2002. Salaries and wages were more than in the prior year’s first quarter due to the weaker US$, as a number of the staff are paid in British pounds, and due to the filling of a previously vacant Head Office position. Travel and accommodation costs decreased because the number of non-project related trips decreased versus the previous year.

•	During the quarter ended January 31, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations have been applied prospectively and are detailed in notes 2 and 5 to the attached unaudited interim consolidated financial statements. Under the new accounting policy, a compensation expense of $5,699 has been recorded in the quarter.

•	Lower average cash balances maintained, and lower interest rates prevailing during the period compared to the corresponding period last year resulted in lower interest income. The other income recorded in the first quarter ended January 31, 2002 relates to a payment received by the Company for agreeing to amend the terms on the sale of the Chapada mineral properties to provide for payment of the remaining balance of the consideration at a later date. No similar event occurred in the current quarter.

Liquidity and Capital Resources

As at January 31, 2003, the Company had cash and cash equivalents of $1,043,509, compared to $2,065,220 at October 31, 2002, and working capital of $1,054,604, compared to $1,947,823 at October 31, 2002.

The decreases in cash and cash equivalents and working capital as at January 31, 2003, compared to the balances as at October 31, 2002, are due to the loss for the quarter and project costs incurred during the three months as described below.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other Exploration and Development and Financing Risk Factors discussed in the Company’s 2002 Annual Report. The Company is currently working to complete an equity financing to provide additional working capital for operations. In addition, the Company has, subsequent to January 31, 2003, agreed heads of terms with two financial institutions concerning partial financing for the Kolwezi Project, as detailed below under Mineral Property Projects – Kolwezi Project, DRC.

Mineral Property Projects

As at January 31, 2003, amounts capitalized in respect of mineral properties increased to $1,015,326 from $599,426 at October 31, 2002, reflecting $135,833 in costs incurred on the Company’s Angola property and $280,067 in costs on the Kolwezi project.

Capitalized mineral property evaluation cost increased to $4,286,778 from $4,269,478 at October 31, 2002, reflecting costs incurred on the Company’s Kipushi project.

Kolwezi Project, DRC

During the quarter ended January 31, 2003, work in preparation for conforming the Kolwezi Project to the Democratic Republic of Congo’s (“DRC”) new mining code was undertaken, and work continued on an Environmental Audit and Scoping Study (the first stage of an Environmental and Social Impact Assessment) for the Project.

Subsequent to the end of the quarter, the Company announced that it had agreed heads of terms with the International Finance Corporation (“IFC”) and the Industrial Development Corporation of South Africa Limited (“IDC”). This agreement (“Agreement”) provides a framework for the participation of these leading international financial institutions in the Kolwezi Project. Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. Pursuant to the Agreement, the Company has granted each of the IFC and the IDC a warrant to purchase up to 2.5% (on a fully diluted basis) of the common shares of the Company at a price of CDN$0.75 per share. The warrants have a term of five years and are exercisable after one year.

The new mining code of the DRC came into effect late during the first quarter of 2003, although the associated new mining regulations had still to be published. The Company, together with the IFC and IDC, held initial discussions with La Générale des Carrières et des Mines (“Gécamines”), after the quarter had ended, regarding conforming the Kolwezi Project to the new mining code.

Kipushi Project, DRC

During the quarter ended January 31, 2003, work in preparation for conforming the Kipushi Project to the DRC’s new mining code was undertaken, and very preliminary discussions to this end were held with Gécamines in February 2003.

Angola Property

During the quarter ended January 31, 2003, an agreed Minute supplementing the Heads of Agreement signed last year was signed by the parties (the Company’s wholly owned subsidiary IDAS Resources N.V.; the Angolan state-owned diamond company, Endiama E.P.; and Twins Limited, a company representing private sector Angolan interests). The Minute details more fully the governance arrangements for the joint venture company, Newco, the minimum investment levels on each licence area during the first three years, and the repayment arrangements for loans from IDAS to Newco. The parties are now negotiating a more detailed Prospecting Contract for the Cuango Floodplain Licence, Mining Contract for the Camutue Licence, and the articles of association of Newco, which instruments will, collectively, govern the project.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the annual Management’s Discussion & Analysis contained in the Company’s 2002 Annual Report.

Computershare Trust Company of Canada

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400
Fax: (604) 683-3694

March 31, 2003

To:    All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject:    AMERICA MINERAL FIELDS INC.

In compliance with regulations made under the Securities Act, we are filing the following material with you as Agent for the subject Corporation:

1.    Consolidated Financial Statements for the Three Months Ended January 31, 2003 and 2002 (Unaudited)

As required by the Canadian Securities Administrators’ National Instrument 54-101, the company did attempt to maintain a Supplemental Mailing List, however, as we did not receive any response from either the Registered or Non-Registered shareholders of the subject Corporation, we were unable to effect mailing of the Quarterly Report.

 Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Anita Basi”
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date April 1, 2003	By:	/S/“Paul C. MacNeill”
(Print) Name: Paul C. MacNeill
Title: Director